Mail Stop 3561

June 12, 2006

Mr. Duane S. Jenson
President
Atlantica, Inc.
4685 S. Highland Drive # 202
Salt Lake City, UT 84117

> **Re:** **Atlantica, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **File No. 0-24379**

Dear Mr. Jenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A Controls and Procedures, page 22

1. We note your disclosure that "there can be no assurance" that the design of any system of controls will succeed under all circumstances. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your certifying officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial

Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

2. Please revise to clarify, if true, that information required to be disclosed in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the specified periods and is accumulated and communicated to your management, including your President and Secretary, to allow timely decisions regarding required disclosure. See also Release No. 33-8238 "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" at the SEC's website.

Form 10-QSB for the quarter ended March 31, 2006

Item 3 Controls and Procedures, page 8

3. Please revise Item 3 of your Form 10-QSB to address our above comment on disclosure controls and procedures.

4. We note your disclosure that your certifying officers concluded your "disclosure controls and procedures are effective at ensuring that information required to be disclosed or filed by us is recorded, processed or summarized within the time periods specified in the rules and regulations of the Securities and Exchange Commission". Revise this disclosure to clarify if the information disclosed in the reports that you file is "recorded, processed, summarized, and reported" within the time periods specified in the rules and regulations of the Securities and Exchange Commission.   Also revise to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that such information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, we note reference to the President and Secretary and the President and Chief Financial Officer, in the first and second sentence of this disclosure, respectively. Revise to clarify the correct certifying officers in this disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments no later than July 5, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant
Chief Accountant